UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)
  [X]      ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
           THE SECURITIES EXCHANGE ACT 1934

           For the Fiscal Year Ended August 31, 1997

                      OR

 [   ]     TRANSITION REPORT PURSUANT TO SECTION 15(d)
           OF THE SECURITIES AND EXCHANGE ACT OF 1934

           For the transition period from _____________   to   ____________

Commission file number 1-3789



                       Southwestern Public Service Company
                            Employee Investment Plan
                                 (Title of plan)





                           NEW CENTURY ENERGIES, INC.
          (Name of issuer of the securities held pursuant to the plan)




                                1225 17th Street
                               Denver, Colorado 80202
                    (Address of principal executive offices)

                       SOUTHWESTERN PUBLIC SERVICE COMPANY
                            EMPLOYEE INVESTMENT PLAN

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                  Page

   Report's of Independent Public Accountants                       1

   Financial Statements and Supplemental Schedules:

      Statements of Net Assets Available for Benefits
         as of August 31, 1997 and 1996                             3

      Statements of Changes in Net Assets Available for Benefits
         for the Years Ended August 31, 1997 and 1996               4

      Notes to Financial Statements                                 5

      Supplemental Schedules:

      Item 27a - Schedule of Assets Held for Investment Purposes
          as of August 31, 1997 (Schedule 1)                        11

      Item 27b - Schedule of Loans or Fixed-Income Obligations
         in Default or Uncollectible for the Year Ended
         August 31, 1997 (Schedule 2)                               12

      Item 27c - Schedule of Leases in Default or Uncollectible
         for the Year Ended August 31, 1997 (Schedule 2)            12

      Item 27d - Schedule of Reportable Transactions for the
         Year Ended August 31, 1997 (Schedule 3)                    13

      Items 27e and 27f - Schedule of Nonexempt Transactions
          with Parties-in-Interest for the Year Ended August
          31, 1997 (Schedule 4)                                     14

                      REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the New Century Energies, Inc. ERISA Committee:


We have audited the accompanying statement of net assets available for benefits of Southwestern Public Service Company Employee Investment Plan (the "Plan") as of August 31, 1997, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management.
Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of August 31, 1997 and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, loans or fixed-income obligations in default or uncollectible, leases in default or uncollectible, reportable transactions and nonexempt transactions with parties-in-interest are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labo's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                            Arthur Andersen LLP

Denver, Colorado
February 9, 1998

                         Report of Independent Auditors'



To the New Century Energies, Inc. ERISA Committee:


We have audited the accompanying statement of net assets available for benefits of Southwestern Public Service Company Employee Investment Plan (the "Plan") as of August 31, 1996, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of August 31, 1996 and the changes in assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Dallas, Texas
November 15, 1996


SOUTHWESTERN PUBLIC SERVICE COMPANY
EMPLOYEE INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF AUGUST 31, 1997 AND 1996
--------------------------------------------------------------------------------


ASSETS                                                      1997           1996

INVESTMENTS AT FAIR VALUE:
   Company Common Stock Fund (Note 1) -
        Participant Directed                             $ 11,484,530   $ 11,081,772
        Non-Participant Directed                           74,427,804     64,805,503
   Boatmen's Short-Term Investment Fund                       283,871        102,562
   Fidelity Value Fund                                      3,027,877      1,144,349
   T Rowe Price International Stock Fund                      775,935        357,693
   Strong Government Securities Fund                          445,796        248,159

           Total investments                               90,445,813     77,740,038

RECEIVABLES:
   Employers' contributions                                    77,801         55,569
   Participant' contributions                                 259,408        292,468
   Accrued interest and dividends                           1,071,131      1,252,442

                                                            1,408,340      1,600,479


NET ASSETS AVAILABLE FOR BENEFITS                        $ 91,854,153   $ 79,340,517


     The accompanying notes to financial statements are an integral part of these financial statements.


SOUTHWESTERN PUBLIC SERVICE COMPANY
EMPLOYEE INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED AUGUST 31, 1997 AND 1996
---------------------------------------------------------------------------------


                                                           1997         1996

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income:
      Net appreciation in fair value of
        investments                                   $ 13,491,966  $ 5,991,805
      Interest                                             161,544      122,541
      Dividends                                          4,857,647    4,926,539
      Other                                                      -        1,153
                                                             -----        -----

           Total investment income                       18,511,157  11,042,038
                                                         ----------  ----------

   Contributions:
      Employers' contributions - Company
        common stock                                      2,643,023   1,686,054
      Participants' contributions                         6,733,705   7,115,865
      Rollover contributions                                 66,952      71,869
                                                             ------      ------

           Total contributions                            9,443,680   8,873,788
                                                          ---------   ---------

           Total additions                               27,954,837  19,915,826

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Distributions to participants - cash                     301,760     123,080
   Distributions to participants - Company common stock  10,155,262   3,519,441
   Company common stock dividends paid to participants    4,984,179   4,721,684
                                                          ---------   ---------

           Total deductions                              15,441,201   8,364,205
                                                         ----------   ---------

NET INCREASE IN NET ASSETS AVAILABLE
   FOR BENEFITS                                          12,513,636  11,551,621

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                     79,340,517  67,788,896
                                                         ----------  ----------

   End of year                                          $91,854,153 $79,340,517
                                                        =========== ===========


 The accompanying notes to the financial statements are an integral part of these statements.

SOUTHWESTERN PUBLIC SERVICE COMPANY
EMPLOYEE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 1997 and 1996
--------------------------------------------------------------------------------


1.   DESCRIPTION OF PLAN

    The following description of the Southwestern Public Service Company Employee Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    Plan Merger - The plan sponsor, Southwestern Public Service Company (the "Company" or "Employer") merged the Southwestern Public Service Company Employee Stock Ownership Plan and Trust (the "ESOP") into the Southwestern Public Service Company Tax Benefit Plan and Trust (the "Tax Benefit Plan") effective March 1, 1995, and renamed the combined plans the Southwestern Public Service Company Employee Investment Plan.

    Company Merger - Effective August 1, 1997, the Company merged with Public Service Company of Colorado to form and become wholly owned subsidiaries of New Century Energies, Inc. ("NCE"). As a result, each outstanding share of Company stock was cancelled and converted into the right to receive 0.95 of one share of NCE common stock in accordance with the terms of the merger agreement. Company Common Stock, referred to in these financial statements, may consist of either NCE or Southwestern Public Service Company common stock.

    General - The Plan is a defined contribution plan covering all full-time employees of the Company who have completed one year of service, as defined. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by a committee appointed by the NCE's Board of Directors.

    Participation - Any eligible employee who was a participant in the ESOP or Tax Benefit Plan prior to March 1, 1995 is a participant in this Plan. After March 1, 1995, employees shall be eligible to participate in the Plan on the June 1, September 1, December 1 or March 1 following the date the employee completes one year of service.

    Contributions - Each year, participants may elect to contribute up to 15 percent of pretax annual compensation, as defined in the Plan. The Company, at its descretion, may make matching contributions and/or additional contributions to the Plan each Plan quarter in cash or shares of the Company's common stock. Company contributions are subject to certain limitations.

    For the years ended August 31, 1997 and 1996, the Company contributed to the Plan the maximum contribution allowable, calculated in accordance with the Plan agreement, reduced by administrative and investment expenses of $148,649 and $55,569, respectively, as salary match, deferral match and optional employer contributions.

    Investment Options - Participants may direct up to 25 percent of their contributions and Company matching contributions in any of the following four investment options. If participants do not elect one of the investment options, all of their contributions are invested in shares of the Company's common stock.

    Fidelity Value Fund - The Fund seeks long-term capital appreciation by investing mainly in the common stocks of companies believed to be undervalued in relation to the companies' assets, earnings or growth potential.

    T Rowe Price International Stock Fund - The Fund seeks long-term growth of capital and income principally through a diversified portfolio of established non-U.S. stocks.

    Strong Government Securities Fund - The Fund seeks a high level of current income from investments principally in a diversified portfolio of securities issued or guaranteed as to principal and interest by the U.S. Government and its agencies or instrumentalities.

    Boatmen's Short-Term Investment Fund - The Fund seeks to preserve investment capital. As a secondary objective, the Fund seeks to provide a reasonable level of current income. The Fund invests in a diversified portfolio of money market instruments such as U.S. Treasury Bills, certificates of deposit, commercial paper and demand notes.

    Allocations - The Employer deferral match and optional contributions are allocated in the proportion each participant's contribution to the Plan bears to the contributions of all participants. The Employer salary match is allocated in the proportion each participant's salary bears to the salaries of all participants.

    Vesting - Employees are fully vested in their contributions and in their allocated amount of the Compan's contributions.

    Distributions - On termination of employment for any reason, distributions of benefits to participants, which are less than $3,500, are to be made within a reasonable period of time, generally not to exceed 60 days following the close of the plan year in which such termination occurs. Distributions of benefits to participants which exceed $3,500 are generally made when the participant reaches age 65. However, terminated participants may provide a written request to the administrative committee to receive benefits at an earlier date. The Plan provides for hardship withdrawls under certain conditions. Distributions are made in full shares of Company common stock and cash for any partial shares. The balance of the account is paid in cash.

    Termination of the Plan - The Plan may be terminated at any time by the Employer. In the event of termination, the Plan's administrative committee shall direct the Trustee to distribute the assets remaining in the Plan to participants and beneficiaries in proportion to their respective account balances.

    Administrative and Investment Expenses - The Plan provides that administrative expenses may be paid by the Plan; however, administrative expenses and fees incurred in connection with the investment of funds for the Plan have been paid by the Company in 1997 and 1996, and such amounts have reduced the amount of the Employer contributions to the Plan.

    Trust Management - Boatmen's National Bank of Amarillo (the "Trustee") manages the assets of the Plan under the terms of a trust agreement.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting - The accompanying financial statements of the Plan have been prepared under the accrual method of accounting.

    Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company common stock is valued at its quoted market price. The change in the difference between fair value and the cost of investments, including realized and unrealized gains or losses, is reflected in the statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments during the year.

    Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

    Payment of Benefits - Benefits are recorded when paid.

    Reclassifications - Certain prior year amounts have been reclassified to conform with the current year presentation.

3.  DIVIDENDS PAYABLE

    In accordance with Plan provisions, dividends received on shares of Company common stock are distributed to participants in the course of six bi-weekly pay periods beginning one month after the dividends are received. Dividends declared in July and August 1997, but not received until after the Plan's year-end, were $1,062,085, and are due to participants and will be distributed in accordance with the Plan provisions.

4.   FEDERAL INCOME TAXES

    The Internal Revenue Service has determined and informed the Company by a letter dated October 24, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code
    ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

5.  PLAN AMENDMENTS

    The Plan will be amended from time to time, as required, to comply with legal requirements upon the advice of the Plan's legal counsel. Other amendments may be necessary to ensure that the Plan is appropriate within the industry and community.

6.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

    The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the plan year ending August 31, 1997:



                                                 August 31, 1997 August 31, 1996

    Net assets available for benefits per the
     financial statements                          $ 91,854,153    $ 79,340,517
    Amounts allocated to withdrawing participants       (34,281)              -
                                                        -------          ------
    Net assets available for benefits per the
     Form 5500                                     $ 91,819,872    $ 79,340,517
                                                   ============    ============



    The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                   Year ended
                                                                August 31, 1997

    Benefits paid to participants per the financial
      statements                                                  $15,441,201

    Add:  Amounts allocated to withdrawing
       participants at August 31, 1997                                 34,281

    Less:  Amounts allocated to withdrawing
       participants at August 31, 1996                                      -
                                                                     --------

    Benefits paid to participants per the Form 5500               $15,475,482
                                                                  ===========

7.  FUND INFORMATION

    Participants' contributions, distributions to participants, net appreciation (depreciation) in fair value of investments and dividend income by fund are as follows for the years ended August 31, 1997 and 1996:


                                                           1997        1996

Participants' contributions:
   Company Common Stock Fund                        $ 5,722,772  $ 6,226,831
   Fidelity Value Fund                                  622,651      495,204
   T Rowe Price International Stock Fund                212,091      180,750
   Strong Government Securities Fund                    116,268      145,383
   Boatmen's Short-Term Investment Fund                  59,923       67,697
                                                         ------       ------

                                                    $ 6,733,705  $ 7,115,865
                                                    ===========  ===========

Distribution to participants:
   Company Common Stock Fund - Cash distribution $ 301,760 $ 123,080 Company Common Stock Fund - Common stock
     distribution                                    10,155,262    3,519,441
                                                     ----------    ---------

                                                    $10,457,022  $ 3,642,521
                                                    ===========  ===========

Net appreciation (depreciation) in fair value
  of investments:
   Company Common Stock Fund                        $12,863,034  $ 5,889,247
   Fidelity Value Fund                                  573,482       88,096
   T Rowe Price International Stock Fund                 42,715       23,558
   Strong Government Securities Fund                     12,735       (9,096)
                                                         ------       ------

                                                    $13,491,966  $ 5,991,805
                                                    ===========  ===========

Dividend income:
   Company Common Stock Fund                        $ 4,817,082  $ 4,919,621
   Fidelity Value Fund                                   27,876        4,127
   T Rowe Price International Stock Fund                 12,689        2,791
                                                         ------        -----

                                                    $ 4,857,647  $ 4,926,539
                                                    ===========  ===========

8.  RELATED PARTY TRANSACTIONS

    Certain Plan investments are shares of Company Common Stock. Certain Plan investments are shares of pooled separate accounts and short-term investments managed by Boatmen's National Bank of Amarillo ("Boatmen's"). Boatmen's is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees incurred for investment management services are paid by the Company on behalf of the Plan.

9.    SUBSEQUENT EVENTS

    Change in Service Providers - Effective February 1, 1998, The Vanguard Group has been selected, by the Board of Directors of NCE, to be the trustee and recordkeeper for the Plan. As a result, current investment fund options will be transferred into certain Vanguard and American Century investment fund options effective February 1, 1998. Because Vanguard will need time to receive, process and reconcile Plan records, there will be a "freeze" from February 1 to early May 1998. During the freeze period, no investment fund changes and no payments from the Plan will be processed.

    Future Plan Change - In anticipation of the merger of the Company and PSCo, the Board of Directors of NCE approved an amendment to the Plan on March 25, 1997. In summary, this amendment allowed former employees of the Company, who were transferred to a subsidiary company of NCE, to continue to be eligible to participate in the Plan until January 1, 1998 or such date to be determined by resolution of the NCE Board of Directors. On December 16, 1997, the NCE Board of Directors approved the spin-off of the assets and accrued benefits for actively-employed participants, who are not covered by a collective bargaining agreement, to create a separate defined contribution savings plan. This separate plan is expected to be effective July 1, 1998.


                                                                      Schedule 1
SOUTHWESTERN PUBLIC SERVICE COMPANY
EMPLOYEE INVESTMENT PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF AUGUST 31, 1997
-----------------------------------------------------------------------------------


                                             Number of
       Type of Investment and Issuer          Shares        Cost       Fair Value

Company Common Stock Fund:
   New Century Energies, Inc.
     common stock (1)                        2,068,709  $ 57,908,364   $ 83,524,110
   Southwestern Public Service Company
     common stock (1)(3)                        27,550       730,371      1,151,932
   Short-Term Investment Co. Prime
     Portfolio (2)                           1,236,292     1,236,292      1,236,292
                                                           ---------      ---------
                                                          59,875,027     85,912,334

Boatmen's Short-Term Investment Fund (1)       283,871       283,871        283,871

Fidelity Value Fund (2)                         48,522     2,519,380      3,027,877

T Rowe Price International Stock Fund (2)       54,029       714,830        775,935

Strong Government Securities Fund (2)           42,293       439,980        445,796
                                                              -------       -------

TOTAL INVESTMENTS                                         $63,833,088   $90,445,813
                                                          ===========   ===========

(1) Represents transaction with party-in-interest (Note 8).
(2) Registered investment company
(3) Subsequent to August 31, 1997, this stock was exchanged for New Century Energies, Inc. common stock.


              The accompanying notes to financial statements are an integral part of this schedule.

SOUTHWESTERN PUBLIC SERVICE COMPANY                                   Schedule 2
EMPLOYEE INVESTMENT PLAN

ITEM 27b - SCHEDULE OF LOANS OR FIXED-INCOME OBLIGATIONS IN DEFAULT OR UNCOLLECTIBLE

ITEM 27c - SCHEDULE OF LEASES IN DEFAULT OR UNCOLLECTIBLE

FOR THE YEAR ENDED AUGUST 31, 1997



A schedule of loans or fixed-income obligations in default or classified as uncollectible and a schedule of leases in default or classified as uncollectible were not presented because there were no loans, fixed-income obligations or leases which are in default or classified as uncollectible.


SOUTHWESTERN PUBLIC SERVICE COMPANY                                                                  Schedule 3
EMPLOYEE INVESTMENT PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED AUGUST 31, 1997

                                                                                               Current
                                                                                              Value of
                                                                                              Asset on       Net
Identity of Party                                                Selling                     Transaction    Gain
     Involved         Description of Asset        Purchase        Price          Cost of        Date       (Loss)
                                                   Price                          Asset
Boatmen's Trust Co*  Purchase - Short-Term       $7,393,754      $   -          $7,393,754   $7,393,754    $   -
                     Investment Company
                     Prime Portfolio
Boatmen's Trust Co*  Sale - Short-Term                -           7,872,288      7,872,288    7,872,288        -
                     Investment Company
                     Prime Portfolio
Boatmen's Trust Co*  Purchase - Company           8,853,053           -          8,853,053    8,853,053        -
                     Common Stock
Boatmen's Trust Co*  Sale - Company Common            -           1,466,916      1,064,542    1,466,916     402,374
                     Stock
*Represents transaction with party-in-interest (Note 8)


                       The accompanying notes to financial statements are an integral part of this schedule.

SOUTHWESTERN PUBLIC SERVICE COMPANY                                   Schedule 4
EMPLOYEE INVESTMENT PLAN

ITEM 27e & f - SCHEDULE OF NONEXEMPT TRANSACTIONS WITH PARTIES-IN-INTEREST

FOR THE YEAR ENDED AUGUST 31, 1997



A schedule of nonexempt transactions with parties-in-interest has not been presented because there were no nonexempt transactions which are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption.

                           NEW CENTURY ENERGIES, INC.
                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the New Century Energies, Inc. ERISA Committee has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 27th day of February, 1998.

                                       SOUTHWESTERN PUBLIC SERVICE COMPANY
                                          EMPLOYEE INVESTMENT PLAN
                                                   (The Plan)

                                         By      /s/R. C. Kelly
                                         ---------------------------------
                                                   R. C. KELLY
                                          Executive Vice President and
                                           Chief Financial Officer of
                                         New Century Energies, Inc. and
                                        Member of the New Century Energies, Inc.
                                                 ERISA Committee